SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


(Mark  One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2000

                                       OR

[   ]     TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
          EXCHANGE  ACT  OF  1934

          For  the  transition  period  from ____________ to


                        COMMISSION FILE NUMBER: 000-22433


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            BRIGHAM, INC. 401(K) PLAN

B:     Name  of  issuer  of  the  securities  held  pursuant to the plan and the address  of  its  principal executive  office:

                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGEPOINT PARKWAY
                             BUILDING TWO, SUITE 500
                               AUSTIN, TEXAS 78730

                          BRIGHAM, INC. 401(K) PLAN

                                 2000 FORM 11-K

                                                                                PAGE
                                                                                ----
REQUIRED INFORMATION

  ITEM 4.   Unaudited Financial Statements And Schedule Prepared in Accordance
              With ERISA

           Statements of Net Assets Available for Plan Benefits as of
               December 31, 2000 and 1999. . . . . . . . . . . . . . . . . . .     1

           Statement of Changes in Net Assets Available for Plan Benefits
               for the Year Ended December 31, 2000. . . . . . . . . . . . . .     2

           Notes to Financial Statements . . . . . . . . . . . . . . . . . . .     3

           Supplemental schedule:
               Schedule H, Line 4(i) - Assets Held for Investment Purposes
                 At December 31, 2000. . . . . . . . . . . . . . . . . . . . .     6

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                   (Unaudited)

                                                      December 31,
                                                 ----------------------
                                                     2000        1999
                                                 ----------  ----------
Assets

  Investments at fair value:
    BT Investment International*                 $   66,843  $   69,971
    Janus Worldwide Fund*                           108,693      85,368
    Fasciano Fund*                                        -      94,675
    Janus Twenty Fund*                              314,204     371,706
    MFS Massachusetts Invest. Growth Fund            13,404           -
    Dreyfus Appreciation*                           198,853     178,557
    Safeco Equity No-Load                            14,757           -
    Dreyfus S&P 500 Index Fund*                      67,082      65,218
    Pimco Total Return*                              80,507      76,191
    RS Emerging Growth*                              66,772           -
    Schwab Institutional Money Market*               57,640      54,278
    Other investments                                   394      42,596
    Loans to participants                            79,074     105,319
    Common stock of Brigham Exploration Company      45,915      32,533
                                                 ----------  ----------
        Total investments                         1,114,138   1,176,412
                                                 ----------  ----------

  Receivables:
    Participants' contributions                       5,242       3,663
    Other                                             1,323       1,041
                                                 ----------  ----------
        Total receivables                             6,565       4,704
                                                 ----------  ----------

                                                 ----------  ----------
  Net assets available for plan benefits         $1,120,703  $1,181,116
                                                 ==========  ==========

    * Investments greater than 5% of net assets available for plan benefits.

               See accompanying notes to the financial statements

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS
                                  (Unaudited)

                                                                 Year Ended
                                                                December 31,
                                                                    2000
                                                               --------------
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair value                $    (169,120)
  Interest                                                             7,140
                                                               --------------
      Total investment income                                       (161,980)
                                                               --------------

  Contributions:
    Participants                                                     176,985
                                                               --------------
      Total additions                                                 15,005
                                                               --------------

Deductions from net assets attributed to:
  Benefits distributed to participants                                69,825
  Administrative and trustee fees                                      5,870
  Other                                                                 (277)
                                                               --------------
      Total deductions                                                75,418
                                                               --------------

Increase/(decrease) in net assets available for plan benefits        (60,413)

Net assets available for plan benefits at beginning of year        1,181,116

                                                               --------------
Net assets available for plan benefits at end of year          $   1,120,703
                                                               ==============

              See accompanying notes to the financial statements.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

1.   DESCRIPTION  OF  THE  PLAN

     The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

     General

     The Plan is a successor to the Brigham Oil & Gas, L.P. 401(k) Plan which was originally effective as of September 19, 1996. Effective January 1, 1998, Brigham Oil & Gas, L.P. assigned its sponsorship of the Plan to Brigham, Inc. and the Plan's name was changed to the Brigham, Inc. 401(k) Plan. Effective January 1, 1999, the Plan was restated concurrent with a change in the Plan's third-party administrator and trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     The Plan is a defined contribution plan created for the benefit of the employees of the Company. The Plan covers all employees who are 21 years of age and have completed six months of service. Employees may enroll in the Plan on the first day of January, April, July or October of each year.

     The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

     Contributions

     A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2000, this limit was the lesser of 25% or $10,500. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2000, the Company made no discretionary contributions.

     Interfund  Transfers

     Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

     Vesting

     Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


     Benefit  Payments

     Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

     Participant  Loans

     The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

     Administrative  Expenses

     The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.


2.   ACCOUNTING  POLICIES

     Basis  of  Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash to Plan participants.

     The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

     Valuation  of  Investments

     Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan's "Statement of Changes in Net Assets Available for Benefits".

     The  Use  of  Estimates  in  Preparing  Financial  Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

3.   PLAN  TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.   ERISA

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

                            BRIGHAM, INC. 401(K) PLAN
                      SCHEDULE H, LINE 4(I) - ASSETS HELD
                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                  (Unaudited)


                        INVESTMENTS AT DECEMBER 31, 2000


       IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF
        LESSOR OR SIMILAR PARTY                      INVESTMENT
        -----------------------                      ----------
* Brigham Exploration Company             Common stock                       $  45,915

  Stock Liquidity Fund                    Cash                               $     394

  BT Investment International             International stock mutual fund    $  66,843

  Janus Worldwide Fund                    Stock mutual fund                  $ 108,693

  Janus Twenty Fund                       Stock mutual fund                  $ 314,204

  MFS Massachusetts Invest. Growth Fund   Stock mutual fund                  $  13,404

  Dreyfus Appreciation                    Stock mutual fund                  $ 198,853

  Safeco Equity No-Load                   Stock mutual fund                  $  14,757

  Dreyfus S&P 500 Index Fund              Stock mutual fund                  $  67,082

  RS Emerging Growth                      Stock mutual fund                  $  66,772

  Pimco Total Return                      Bond/fixed income mutual fund      $  80,507

* Schwab Institutional Money Market       Money market mutual fund           $  57,640

  Participant Loans                       Due April, 30, 2001 through        $  79,074
                                          May 31, 2008 at
                                          9.25% to 10.5%

* Indicates party in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    BRIGHAM,  INC.  401(K)  PLAN



Date:   June 28, 2001               By:     /s/  David  T.  Brigham
                                          ---------------------------
                                          David  T.  Brigham
                                          Vice  President


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